Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED DECEMBER 31, 2021

Gurugram, India and New York April 1, 2022— Yatra Online, Inc. (NASDAQ: YTRA) (the “Company”),India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced its unaudited financial and operating results for the three months ended December 31, 2021.

“We witnessed a strong recovery in travel in the fiscal third quarter as leisure travel picked up heading into the key holiday season and business travel also came back strongly on the back of lower covid case counts in the early part of the third quarter. Revenue for the quarter ended December 31, 2021 was INR 627.1 million (USD 8.4 million), representing an increase of 39.2% QoQ, while Adjusted Revenue for the quarter ended December 31, 2021 came in at INR 1,044.9 million (USD 14.0 million) up 33% QoQ and 72% YoY. This was the highest quarterly Adjusted Revenue for the Company since the onset of COVID-19. Adjusted EBITDA also improved 89% sequentially on account of the overall business recovery. While there was some disruption on account of Omicron in the months of December and January, we are seeing a sharp rebound post January in both leisure and business travel. Our Indian subsidiary, Yatra Online Limited, recently filed a Draft Red Herring Prospectus (‘DRHP’) with the Securities and Exchange Board of India (‘SEBI’) which is the main stock market regulatory body in India for a potential initial public offering and listing of its equity shares on the Indian stock exchanges. We expect this offering, if completed, to strengthen our balance sheet and better position us to take advantage of the rapidly recovering leisure and business market travel in India. Business travel is trending to exceed 70% of its pre-covid volumes in the month of March 2022 and we remain optimistic that business travel should get back close to pre-covid volumes in the June quarter of 2022.” - Dhruv Shringi, Co-founder and CEO.

Financial and operating highlights for the three months ended December 31, 2021:

●	Revenue of INR 627.1 million (USD 8.4 million).
●	Adjusted Revenue(1) of INR 1,044.9 million (USD 14.0 million), representing an increase of 32.5% quarter-over-quarter basis (“QoQ”) and an increase of 72.3% on year over year basis (“YoY”).
●	Adjusted Revenue(1) from Air Ticketing of INR 726.5 million (USD 9.8 million), representing an increase of 42.8% QoQ and an increase of 69.5% YoY.
●	Adjusted Revenue(1) from Hotels and Packages of INR 210.8 million (USD 2.8 million), representing an increase of 28.9% QoQ and an increase of 92.2% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and others) (3) of INR 11,848.7 million (USD 159.3 million), representing an increase of INR 3,412.0 million (USD 45.9 million) QoQ and an increase of INR 5,723.8 million (USD 76.9 million) YoY.
●	Loss for the period was INR 144.7 million (USD 1.9 million) versus a loss of INR 140.2 million (USD 1.9 million) for the three months ended September 30, 2021, reflecting an increase of loss of INR 4.5 million (USD 0.1 million) QoQ and a decrease of loss of INR 72.2 million (USD 1.0 million) YoY.
●	Result from operations was a loss of INR 151.3 million (USD 2.0 million) versus a loss of INR 140.0 million (USD 1.9 million) for the three months ended September 30, 2021.
●	Adjusted EBITDA (2) Profit was INR 44.0 million (USD 0.6 million) reflecting an increase of INR 20.7 million (USD 0.3 million) QoQ versus a profit of INR 23.3 million (USD 0.3 million) for the three months ended September 30, 2021.

	Three months ended
	September 30, 2021	December 31, 2021	December 31, 2021
	Unaudited	Unaudited	Unaudited	QoQ Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	450,459	627,097	8,429	39.2%
Results from operations	(140,022)	(151,258)	(2,034)	(8.0)%
Loss for the period	(140,197)	(144,677)	(1,945)	(3.2)%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	788,710	1,044,948	14,047	32.5%
Air Ticketing	508,616	726,462	9,766	42.8%
Hotels and Packages	163,492	210,763	2,833	28.9%
Other Services	38,962	47,447	638	21.8%
Others (Including Other Income)	77,640	60,276	810	(22.4)%
Adjusted EBITDA (2)	23,286	43,991	591	88.9%
Operating Metrics
Gross Bookings (3)	8,436,702	11,848,711	159,278	40.4%
Air Ticketing	6,624,473	9,691,893	130,285	46.3%
Hotels and Packages	988,658	1,221,492	16,420	23.6%
Other Services (7)	823,571	935,326	12,573	13.6%
Net Revenue Margin% (4)
Air Ticketing	7.7%	7.5%
Hotels and Packages	16.5%	17.3%
Other Services	4.7%	5.1%
Quantitative details (5)
Air Passengers Booked	896	1,267		41.4%
Stand-alone Hotel Room Nights Booked	289	342		18.5%
Packages Passengers Travelled	1	4		292.4%

	Three months ended December 31,
	2020	2021	2021
	Unaudited	Unaudited	Unaudited	YoY Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	309,102	627,097	8,429	102.9%
Results from operations	(197,548)	(151,258)	(2,034)	23.4%
Loss for the period	(216,914)	(144,677)	(1,945)	33.3%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	606,614	1,044,948	14,047	72.3%
Air Ticketing	428,537	726,462	9,766	69.5%
Hotels and Packages	109,641	210,763	2,833	92.2%
Other Services	18,115	47,447	638	161.9%
Others (Including Other Income)	50,321	60,276	810	19.8%
Adjusted EBITDA (2)	(36,388)	43,991	591	220.9%
Operating Metrics
Gross Bookings (3)	6,124,937	11,848,711	159,278	93.5%
Air Ticketing	5,140,396	9,691,893	130,285	88.5%
Hotels and Packages	617,744	1,221,492	16,420	97.7%
Other Services (7)	366,797	935,326	12,573	155.0%
Net Revenue Margin% (4)
Air Ticketing	8.3%	7.5%
Hotels and Packages	17.7%	17.3%
Other Services	4.9%	5.1%
Quantitative details (5)
Air Passengers Booked	910	1,267		39.2%
Stand-alone Hotel Room Nights Booked	199	342		72.0%
Packages Passengers Travelled	1	4		292.4%

Note:

(1)	Adjusted Revenue represents Revenue and other income after deducting Service costs and adding back expenses related to consumer promotions and loyalty program costs that has been reduced from Revenue. See section “Certain Non-IFRS Measures.”
(2)	See the section below titled “Certain Non-IFRS Measures.”
(3)	Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.
(4)	Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Bookings.
(5)	Quantitative details are considered on a gross basis.
(6)	Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Bookings.
(7)	Other Services primarily consists of Yatra Freight, our recently launched freight business, bus, rail bookings, cab and others services.

As of December 31, 2021, 62,474,016 ordinary shares (on an as-converted basis), par value $0.0001 per share, of the Company (the “Ordinary Shares”) were issued and outstanding.

Convenience Translation

The unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three and nine months ended December 31, 2021, the unaudited interim condensed consolidated statement of financial position as of December 31, 2021, the unaudited interim condensed consolidated statement of changes in equity for the nine months ended December 31, 2021, the unaudited interim condensed consolidated statement of cash flows for the nine months ended December 31, 2021 and discussion of the results of the three months ended December 31, 2021 compared with three months ended December 31, 2020 and compared with three months ended September 30, 2021, were converted into U.S. dollars at the exchange rate of 74.39 INR per USD, which is based on the noon buying rate as at December 31, 2021, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Recent Developments

Initial Public Offering of Yatra Online Limited

Yatra Online Limited (“Yatra India”), currently our controlled subsidiary, is contemplating an initial public offering (the “Indian IPO”) of its equity shares (“Equity Shares”) in India and has filed a Draft Red Herring Prospectus with the Securities and Exchange Board of India (“SEBI”). The Equity Shares will not be interchangeable with the Ordinary Shares. The Ordinary Shares will continue to trade on the Nasdaq Capital Market and, after the contemplated listing, the Equity Shares are expected to trade on the Indian stock exchanges. The timing and completion of the Indian IPO is subject to various risks and uncertainties, including clearing comments from SEBI.

Conflict between Russia and Ukraine

Russia has typically accounted for approximately 2% of India’s foreign tourist arrivals from 2015 to pre-pandemic 2019. Escalating tensions between Russia and Ukraine and any further military incursion of Russia into Ukraine could impact macroeconomic conditions, give rise to regional instability and result in heightened economic sanctions from the U.S. and the international community in a manner that adversely affects our business. This could cause significant disruption in the travel industry, result in lower tourist arrivals, lower bookings, and delays and flight cancellations, any of which could materially and adversely affect our business.

COVID-19 Pandemic

Toward the end of the fourth quarter of fiscal year 2021, a severe second wave of COVID-19 infections emerged in India that was more severe than the first wave that occurred in 2020. Further, on November 26, 2021, WHO designated a new variant B.1.1.529, as a variant of concern, named Omicron, which due to its wide-spread in India resulted in the third wave of COVID-19 infections. This led to reimposition of states-wide travel restrictions, lock downs and curfews across India. As a result, the Indian travel industry is experiencing a delayed recovery of business and international travel to pre-pandemic levels. It is difficult for us to predict how long the pandemic will continue and what impact this may have on the travel sector and our business. The extent of the effects of the COVID-19 pandemic on our business, results of operations, cash flows and growth prospects remain uncertain and would be dependent on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations or variants of the COVID-19 pandemic.

We continue to remain nimble in implementing certain measures and policies in light of the COVID-19 pandemic. For example, we have largely automated re-scheduling and cancellation of bookings and provided customers greater flexibility to defer or cancel their travel plans. In addition, we have also undertaken certain cost reduction initiatives, including implementing salary reductions and freezes and work from home policies, renegotiating fixed costs such as rent, deferring non-critical capital expenditures, reducing marketing expenses and renegotiating supplier payments and contracts. We believe these cost control measures have helped mitigate the economic impact of the COVID-19 pandemic on our business. We expect to continue to adapt our policies and cost reduction initiatives as the situation evolves.

Ebix Litigation update

On June 5, 2020, we delivered to Ebix Inc. (“Ebix”) our notice of termination of the merger agreement with Ebix and filed litigation in the Court of Chancery of the State of Delaware based upon Ebix’s breaches of the merger agreement and an ancillary extension agreement. In addition, we also sued Ebix for fraud and sued Ebix’s consortium of lenders for tortious interference with contractual relations. On August 30, 2021, the court granted Ebix’s motions to dismiss and dismissed the complaint in its entirety. On September 17, 2021, we filed a notice of appeal of the dismissal to the Supreme Court of the State of Delaware. The matter was heard by the Supreme Court on March 23, 2022 and the court is expected to declare its verdict within the next 90 days. Litigation and related matters are costly and may divert the attention of our management and other employee resources that would otherwise be engaged in other activities, which could adversely impact our business. If any claims are brought against us and result in a finding of legal liability or if we were unable to prevail on appeal in our claims in this litigation, our business, results of operations, liquidity and financial condition could be adversely affected. In addition, allegations of wrongful conduct by Ebix, regardless of veracity, may harm our reputation, which may also adversely impact our business and growth prospects.

Results of Three Months Ended December 31, 2021

Revenue. We generated Revenue of INR 627.1 million (USD 8.4 million) in the three months ended December 31, 2021, an increase of 102.9% compared with INR 309.1 million (USD 4.2 million) in three months ended December 31, 2020. The increase in Revenue was primarily due to recovery in domestic travel demand relative to the quarter ended December 31, 2020.

Our Revenue in the current reported quarter increased from INR 450.5 million (USD 6.1 million) in the three months ended September 30, 2021; an increase of INR 176.6 million (USD 2.4 million) quarter-over-quarter due to a continued recovery in domestic travel demand in the quarter ended December 31, 2021.

Service cost. Our Service cost increased to INR 79.8 million (USD 1.1 million) in the three months ended December 31, 2021 , compared to Service cost of INR 5.9 (USD 0.1) in the three months ended December 31, 2020, primarily due to increased sales of holiday packages on account of strong recovery in domestic travel demand in India in the quarter ended December 31, 2021.

On a sequential basis, Service cost increased by INR 56.4 million (USD 0.8 million), or 240.9% quarter-over-quarter, compared to Service cost of INR 23.4 million (USD 0.3 million) in the three months ended September 30, 2021, due to increased sales of holiday packages on account of continued recovery in domestic travel demand in the quarter ended December 31, 2021.

Adjusted Revenue(1) Our Adjusted Revenue increased by 72.3% to INR 1,044.9 million (USD 14.0 million) in the three months ended December 31, 2021 from INR 606.6 million (USD 8.2 million) in the three months ended December 31, 2020. In the three months ended December 31, 2021, Adjusted Revenue includes the add-back of expenses in the nature of consumer promotion and certain loyalty program costs reduced from Revenue of INR 489.8 million (USD 6.6 million) in the three months ended December 31, 2021 compared to an add-back of INR 287.6 million (USD 3.9 million) in the three months ended December 31, 2020. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way we view our ongoing business. Under IFRS 15, these expenses are required to be reduced from Revenue, an IFRS measure. The increase in Adjusted Revenue resulted mainly from an increase of 69.5% in our Adjusted Revenue from Air Ticketing along with an increase of 92.2% in our Adjusted Revenue from Hotels and Packages, an increase of 161.9% in Other Services and increase of 19.8% in Others (Including Other Income) which primarily consists of advertisement income, facilitation fees and income on liabilities no longer required to be paid.

On a sequential basis Adjusted Revenue increased by INR 256.2 million (USD 3.4 million), or 32.5%, quarter-over-quarter, compared to Adjusted Revenue of INR 788.7 million (USD 10.6 million) for the three months ended September 30, 2021 due to a continued recovery in domestic travel demand in the quarter ended December 31, 2021.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure), for further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

			Hotels and
	Air Ticketing		Packages		Other Services		Others		Total
	Three months ended December 31,
Amount in INR thousands (Unaudited)	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Revenue	217,721	324,041	44,220	207,146	12,649	43,436	34,512	52,474	309,102	627,097
Add: Customer promotional expenses	210,816	402,421	71,337	83,406	5,466	4,011	-		287,619	489,838
Service cost	-	-	(5,916)	(79,789)			-	-	(5,916)	(79,789)
Other income	-	-	-	-			-	-	15,809	7,802
Adjusted Revenue	428,537	726,462	109,641	210,763	18,115	47,447	34,512	52,474	606,614	1,044,948

	Air Ticketing	Hotels and Packages	Other Services	Others	Total
	Three months ended September 30,
Amount in INR
thousands (Unaudited)	2021	2021	2021	2021	2021
Revenue	284,949	98,985	35,399	31,126	450,459
Add: Customer promotional expenses	223,667	87,912	3,563	-	315,142
Service cost	-	(23,405)		-	(23,405)
Other income	-	-		-	46,514
Adjusted Revenue	508,616	163,492	38,962	31,126	788,710

Air Ticketing. Revenue from our Air Ticketing business was INR 324.0 million (USD 4.4 million) in the three months ended December 31, 2021 as compared to INR 217.7 million (USD 2.9 million) in the three months ended December 31, 2020, reflecting an increase of 48.8% .

On a sequential basis, Revenue from our Air Ticketing business increased by INR 39.1 million (USD 0.5 million), or 13.7% QoQ, compared to Revenue of INR 284.9 million (USD 3.8 million) in the three months ended September 30, 2021 due to a continued recovery in domestic travel demand in the quarter ended December 31, 2021.

Adjusted Revenue (1) from our Air Ticketing business increased to INR 726.5 million (USD 9.8 million) in the three months ended December 31, 2021 as compared to INR 428.5 million (USD 5.8 million) in the three months ended December 31, 2020. In the three months ended December 31, 2021 , Adjusted Revenue (1) for Air Ticketing includes the add-back of INR 402.4 million (USD 5.4 million) of consumer promotion and loyalty program costs, which reduced Revenue as per IFRS 15, against an add-back of INR 210.8 million (USD 2.8 million) in the three months ended December 31, 2020. The increase in Revenue was primarily due to recovery in domestic travel demand relative to the quarter ended December 31, 2020.

On a sequential basis, Adjusted Revenue for Air Ticketing increased by INR 217.8 million (USD 2.9 million), or 42.8% QoQ, compared to Adjusted Revenue for Air Ticketing of INR 508.6 million (USD 6.8 million) in the three months ended September 30, 2021 due to a continued recovery in domestic travel demand in the quarter ended December 31, 2021.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 207.1 million (USD 2.8 million) in the three months ended December 31, 2021 as compared to INR 44.2 million (USD 0.6 million) in the three months ended December 31, 2020.

On a sequential basis, Revenue from our Hotel and Packages business increased by INR 108.2 million (USD 1.5 million), or 109.3% QoQ, as compared to Revenue from our Hotel and Packages business of INR 99.0 million (USD 1.3 million) in the three months ended September 30, 2021.

Adjusted Revenue (1) for this segment increased by 92.2% to INR 210.8 million (USD 2.8 million) in the three months ended December 31, 2021 from INR 109.6 million (USD 1.5 million) in the three months ended December 31, 2020. In the three months ended December 31, 2021, Adjusted Revenue (1) for Hotels & Packages includes the add-back of customer promotional expenses, which had been reduced from Revenue as per IFRS 15 of INR 83.4 million (USD 1.1 million) against an add-back of INR 71.3 million (USD 1.0 million) in the three months ended December 31, 2020. The increase in adjusted Revenue from Hotels & Packages is due to recovery in domestic travel demand relative to the period quarter ended December 31, 2020.

On a sequential basis, Adjusted Revenue for this segment increased by INR 47.3 million (USD 0.6 million), or 28.9%, QoQ, compared to Adjusted Revenue for this segment of INR 163.5 million (USD 2.2 million) in the three months ended September 30, 2021.

Other Services. Our Other Revenue was INR 43.4 million (USD 0.6 million) in the three months ended December 31, 2021, an increase from INR 12.6 million (USD 0.2 million) in the three months ended December 31, 2020.

On a sequential basis, Other Revenue increased by INR 8.0 million (USD 0.1 million), or 22.7% QoQ, compared to Other Services of INR 35.4 million (USD 0.5 million) in the three months ended September 30, 2021.

Adjusted Revenue for this segment increased by 161.9% to INR 47.4 million (USD 0.6 million) in the three months ended December 31, 2021 from INR 18.1 million (USD 0.2 million) in the three months ended December 31, 2020. In the three months ended December 31, 2021, Adjusted Revenue includes the add-back of consumer promotion expenses, which had been reduced from Revenue of INR 4.0 million (USD 0.1 million) against an add-back of INR 5.5 million (USD 0.1 million) in the three months ended December 31, 2020 pursuant to IFRS 15. This increase in Adjusted Revenue is primarily due to increase in freight business revenue.

(1) See the section titled “Certain Non-IFRS Measures.”

Other Revenue. Our Other Revenue was INR 52.5 million (USD 0.7 million) in the three months ended December 31, 2021, an increase from INR 34.5 million (USD 0.5 million) in the three months ended December 31, 2020.

On a sequential basis, Other Revenue increased by INR 21.3 million (USD 0.3 million), or 68.6% QoQ, compared to Other Revenue of INR 31.1 million (USD 0.4 million) in the three months ended September 30, 2021.

Other Income. Our Other income decreased to INR 7.8 million (USD 0.1 million) in the three months ended December 31, 2021 from INR 15.8 million (USD 0.2 million) in the three months ended December 31, 2020 due to the impact of write back of liabilities no longer required to be paid and reduction in government grants.

Personnel Expenses. Our personnel expenses increased by 40.6% to INR 253.4 million (USD 3.4 million) in the three months ended December 31, 2021 from INR 180.3 million (USD 2.4 million) in the three months ended December 31, 2020 due to the impact of the addition of personnel in the Yatra Freight business and the gradual reinstatement of salaries for mid and junior level employees to pre-pandemic levels. Excluding employee share-based compensation costs of INR 49.6 million (USD 0.7 million) in the three months ended December 31, 2021, compared to INR 19.0 million (USD 0.3 million) in the three months ended December 31, 2020, personnel expenses increased by 26.3% in the three months ended December 31, 2021.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 73.0% to INR 46.1 million (USD 0.6 million) in the three months ended December 31, 2021 from INR 26.7 million (USD 0.4 million) in the three months ended December 31, 2020. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from Revenue per IFRS 15, our marketing spend would have been INR 536.0 million (USD 7.2 million) against INR 314.3 million (USD 4.2 million) in the three months ended December 31, 2020, up 70.5% YoY.

Other Operating Expenses. Other operating expenses increased by 56.0% to INR 261.2 million (USD 3.5 million) in the three months ended December 31, 2021 from INR 167.4 million (USD 2.3 million) in the three months ended December 31, 2020 primarily due to increases in commission, communication, legal and professional charges and payment gateway charges which is partially offset by decrease in provision for doubtful debts and rates and taxes.

Adjusted EBITDA profit / (loss)(1). Due to the foregoing factors, Adjusted EBITDA profit(1) increased to INR 44.0 million (USD 0.6 million) in the three months ended December 31, 2021 from an Adjusted EBITDA loss(1) of INR (36.4) million (USD (0.5) million) in the three months ended December 31, 2020.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by 48.0% to INR 73.9 million (USD 1.0 million) in the three months ended December 31, 2021 from INR 142.2 million (USD 1.9 million) in the three months ended December 31, 2020 primarily as a result of reduction in block of the assets as compared to the three months ended December 31, 2020.

Impairment of loan to joint venture. On September 28, 2012, we entered into a joint venture agreement with respect to a company that operates in adventure travel activities. This pertains to the impairment of the outstanding loan amount of INR 71.7 million (USD 1.0 million) to the joint venture (including interest) as at December 31, 2021.

Results from Operations. As a result of the foregoing factors, our Results from Operations was a loss of INR 151.3 million (USD 2.0 million) in the three months ended December 31, 2021. Our loss for the three months ended December 31, 2020 was INR 197.5 million (USD 2.7 million). Excluding the employee share-based compensation costs and impairment of loan to the joint venture, Adjusted Results from Operations(1) would have been a loss of INR 29.9 million (USD 0.4 million) for three months ended December 31, 2021 as compared to a loss of INR 178.6 million (USD 2.4 million) for three months ended December 31, 2020.

Share of Loss of Joint Venture. This amount pertains to reversal of cumulative loss contribution relating to a joint venture investment that operates in adventure travel activities and represents true-up of provision created by the Company as per the joint venture agreement post-impairment of a loan to the joint venture. During the three months ended December 31, 2021, we have reversed the liability on account of obligation arising due to contribution towards losses of the joint venture amounting to INR 43.7 million (USD 0.6 million) compared to loss of INR 1.7 million (USD 0.02 million) in the three months ended December 31, 2020.

(1) See the section titled “Certain Non-IFRS Measures.”

Finance Income. Our finance income decreased to INR 6.9 million (USD 0.1 million) in the three months ended December 31, 2021 from INR 13.5 million (USD 0.2 million) in the three months ended December 31, 2020. The decrease was primarily due to a decrease in the interest income earned from our bank deposits.

Finance Costs. Our finance costs of INR 22.5 million (USD 0.3 million) in the three months ended December 31, 2021 which includes interest on the lease liability of INR 10.3 million (USD 0.1 million) decreased by INR 6.0 million (USD 0.1 million) from finance cost of INR 28.5 million (USD 0.4 million) in the three months ended December 31, 2020, which includes interest on the lease liability of INR 18.0 million (USD 0.2 million). The decrease was due to a loss on account of foreign exchange fluctuation which offset by interest expense.

Listing and related expenses. Listing and related expenses amounting to INR 21.9 million (USD 0.3 million) relate to the expenses incurred in connection with the Indian IPO.

Change in fair value of warrants. On December 16, 2021, at 5:00 p.m., New York time, outstanding warrants to purchase an aggregate of 17,337,500 Ordinary Shares expired by their original terms. Each of the warrants became void upon expiration This resulted in a gain of INR 7.7 million (USD 0.1 million) during the three months ended December 31, 2021 as compared to a loss of INR 10.3 million (USD 0.1 million) in the three months ended December 31, 2020.

Income Tax Expense. Our income tax expense during the three months ended December 31, 2021 was INR 7.4 million (USD 0.1 million) compared to a tax benefit of INR 7.7 million (USD 0.1 million) during the three months ended December 31, 2020.

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended December 31, 2021 was INR 144.7 million (USD 1.9 million) as compared to a loss of INR 216.9 million (USD 2.9 million) in the three months ended December 31, 2020. Excluding the employee share based compensation costs, impairment of loan to joint venture, listing and related expenses and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 9.1 million (USD 0.1 million) for the three months ended December 31, 2021 and INR 187.6 million (USD 2.5 million) for the three months ended December 31, 2020.

Basic Loss per Share. Basic Loss per share was INR 2.30 (USD 0.03) in the three months ended December 31, 2021 as compared to Basic Loss per share of INR 3.52 (USD 0.05) in the three months ended December 31, 2020. After excluding the employee share-based compensation costs, impairment of loan to joint venture, listing and related expenses and net change in fair value of warrants Adjusted Basic Loss per Share(1) would have been INR 0.14 (USD 0.01) in the three months ended December 31, 2021, as compared to Adjusted Basic Loss INR 3.04 (USD 0.04) in the three months ended December 31, 2020.

Diluted Loss per Share. Diluted Loss per share was INR 2.30 (USD 0.03) in the three months ended December 31, 2021 as compared to Diluted Loss per share of INR 3.52 (USD 0.05) in the three months ended December 31, 2020. After excluding the employee share-based compensation costs, impairment of loan to joint venture, listing and related expenses and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 0.14 (USD 0.01) in the three months ended December 31, 2021 as compared to Adjusted Diluted Loss INR 3.04 (USD 0.04) in the three months ended December 31, 2020.

Liquidity. As of December 31, 2021 , the balance of cash and cash equivalents and term deposits on our balance sheet was INR 1,533.9 million (USD 20.6 million). The decrease in cash balance from the previous quarter is primarily on account of increase in working capital deployment due to the recovery of the corporate travel business.

(1) See the section titled “Certain Non-IFRS Measures.”

Conference Call

The Company will host a conference call to discuss its unaudited results for the three months ended December 31, 2021 beginning at 8:30 AM Eastern Daylight Time (or 6:00 PM India Standard Time) on April 1, 2022. Dial in details for the conference call is as follows: US/International dial-in number: +1 856-344-9221. Confirmation Code: 6176351 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code).

Certain Non-IFRS Measures

As certain parts of our Revenue are recognized on a “net” basis and other parts of our Revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure.

We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Revenue, we also refer to Adjusted EBITDA profit/ (loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost and change in fair value of warrants. Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Change in fair value of warrants - Consequent to consummation of the business combination, the Company assumed 34.67 million warrants having a right to subscribe for 17.33 million Ordinary Shares and the warrants issued to Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures.

●	Impairment of loan to joint venture - The impairment cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing the fair value of the assets on the balance sheet date. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Listing and related expenses - These primarily reflect the non-recurring expenses incurred on the IPO process of Yatra Online Limited (India subsidiary).

We evaluate the performance of our business after excluding the impact of above measures and believe it is useful to understand the effects of these items on our results from operations, Profit for the period and basic and diluted loss per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

(1) See the section titled “Certain Non-IFRS Measures.”

A limitation of using Adjusted EBITDA profit / (loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, change in fair value of warrants and depreciation and amortization in case of Adjusted EBITDA profit / (loss). Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA profit /(loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share.

The following table reconciles our Profit/ (Loss) for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA Profit/ (Loss) (unaudited)	Three months ended		Nine months ended
Amount in INR thousands	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Loss for the period as per IFRS	(216,914)	(144,677)	(596,990)	(365,275)
Employee share-based compensation costs	18,953	49,632	46,680	177,917
Depreciation and amortization	142,207	73,898	437,955	234,522
Impairment of loan to joint venture	-	71,719	-	71,719
Share of loss of joint venture	1,709	(43,747)	3,206	(41,616)
Finance income	(13,517)	(6,891)	(67,478)	(42,922)
Finance costs	28,547	22,511	98,664	71,012
Change in fair value of warrants	10,326	(7,715)	(384,279)	(32,756)
Listing and related expenses	-	21,905	-	21,905
Tax expense	(7,699)	7,356	(8,533)	11,554
Adjusted EBITDA Profit/ (Loss)	(36,388)	43,991	(470,775)	106,060

The following table reconciles our Results from Operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended		Nine months ended
Amount in INR thousands	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Results from operations (as per IFRS)	(197,548)	(151,258)	(955,410)	(378,098)
Employee share-based compensation costs	18,953	49,632	46,680	177,917
Impairment of loan to joint venture	-	71,719	-	71,719
Adjusted Results from Operations	(178,595)	(29,907)	(908,730)	(128,462)

The following table reconciles Loss for the periods (an IFRS measure) to Adjusted Loss (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)	Three months ended		Nine months ended
Amount in INR thousands	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Loss for the period (as per IFRS)	(216,914)	(144,677)	(596,990)	(365,275)
Employee share-based compensation costs	18,953	49,632	46,680	177,917
Change in fair value of warrants	10,326	(7,715)	(384,279)	(32,756)
Impairment of loan to joint venture	-	71,719	-	71,719
Listing and related expenses	-	21,905	-	21,905
Adjusted Loss for the Period	(187,635)	(9,136)	(934,589)	(126,490)

The following tables reconcile Basic and Diluted Loss per share (an IFRS measure) to Adjusted Basic and Adjusted Diluted loss per share (a non-IFRS measure) for the periods indicated:

	Three months ended		Nine months ended
Reconciliation of Adjusted Basic Loss (Per Share) (unaudited)	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Basic loss per share (as per IFRS)	(3.52)	(2.30)	(10.39)	(5.81)
Employee share-based compensation costs	0.31	0.78	0.82	2.82
Change in fair value of warrants	0.17	(0.12)	(6.79)	(0.53)
Impairment of loan to joint venture	-	1.15	-	1.15
Listing and related expenses	-	0.35	-	0.35
Adjusted Basic Loss Per Share	(3.04)	(0.14)	(16.36)	(2.02)

	Three months ended		Nine months ended
Reconciliation of Adjusted Diluted Loss (Per Share) (unaudited)	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Diluted loss per share (as per IFRS)	(3.52)	(2.30)	(10.42)	(5.81)
Employee share-based compensation costs	0.31	0.78	0.82	2.82
Change in fair value of warrants	0.17	(0.12)	(6.71)	(0.53)
Impairment of loan to Joint venture	-	1.15	-	1.15
Listing and related expenses	-	0.35	-	0.35
Adjusted Diluted Loss Per Share	(3.04)	(0.14)	(16.31)	(2.02)

The following table reconciles our Revenue (an IFRS measure), to Adjusted Revenue (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

	Air Ticketing		Hotels and Packages		Other Services		Others		Total
	Three months ended December 31,
Amount in INR thousands (Unaudited)	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Revenue	217,721	324,041	44,220	207,146	12,649	43,436	34,512	52,474	309,102	627,097
Add: Customer promotional expenses	210,816	402,421	71,337	83,406	5,466	4,011	-		287,619	489,838
Service cost	-	-	(5,916)	(79,789)			-	-	(5,916)	(79,789)
Other income	-	-	-	-			-	-	15,809	7,802
Adjusted Revenue	428,537	726,462	109,641	210,763	18,115	47,447	34,512	52,474	606,614	1,044,948

	Air Ticketing		Hotels and Packages		Other Services		Others		Total
	Nine months ended December 31,
Amount in INR thousands	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021
Revenue	556,554	828,859	90,412	340,219	17,471	95,663	99,969	119,743	764,406	1,384,484
Add: Customer promotional expenses	295,366	714,733	85,146	191,793	8,974	10,691	-	-	389,486	917,217
Service cost	-	-	(8,474)	(112,625)			-	-	(8,474)	(112,625)
Other income	-	-	-	-			-	-	75,141	133,243
Adjusted Revenue	851,920	1,543,591	167,084	419,387	26,445	106,354	99,969	119,743	1,220,559	2,322,319

	Air Ticketing	Hotels and Packages	Other Services	Others	Total
	Three months ended September 30,
Amount in INR thousands (Unaudited)	2021	2021	2021	2021	2021
Revenue	284,949	98,985	35,399	31,126	450,459
Add: Customer promotional expenses	223,667	87,912	3,563	-	315,142
Service cost	-	(23,405)		-	(23,405)
Other income	-	-		-	46,514
Adjusted Revenue	508,616	163,492	38,962	31,126	788,710

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” similar expressions and the negative forms of such expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Yatra India’s ability to consummate the Indian IPO, the outcome of the legal proceedings we have instituted against Ebix and any other legal proceedings that may be initiated against us and others, in connection with the termination of the pending merger agreement between us and Ebix; the effect that the termination of the Ebix merger agreement may have on the price of the Ordinary Shares, and our business, financial condition and results of operations; the impact of the COVID-19 pandemic; our ability to generate positive cash flow and the sufficiency of our operating cash flow to meet our liquidity needs; our future financial performance, including our Revenue, cost of Revenue, operating expenses and our ability to achieve and maintain profitability; the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts (including the ongoing conflict between Ukraine and Russia), pandemics and natural calamities, our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, including suitable replacements for any members of our senior management team or other employees who may seek other employment opportunities as a result of the certain cost reduction initiatives that we have taken in response to the COVID-19 pandemic; and our ability to successfully implement any new business initiatives. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited (Formerly known as Yatra Online Private Limited) whose corporate office is based in Gurugram, India and is India’s leading corporate travel services provider with approximately 700 large corporate customers and one of India’s leading online travel companies and operates the website https://www.yatra.com/. The company provides information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, holiday packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises. With approximately 93,500 hotels and homestays contracted in approximately 1,400 cities across India as well as approximately 2 million hotels around the world, the company is India’s largest platform for domestic hotels.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Corporate Development and Investor Relations

ir@yatra.com

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS AND NINE MONTHS ENDED DECEMBER 31, 2021

(Amount in thousands, except per share data and number of shares)

	Three months ended December 31,			Nine months ended December 31,
	2020	2021		2020	2021
	INR	INR	USD	INR	INR	USD
	Unaudited			Unaudited
Revenue
Rendering of services	274,590	574,623	7,724	664,436	1,264,741	17,001
Other revenue	34,512	52,474	705	99,969	119,743	1,610
Total revenue	309,102	627,097	8,429	764,405	1,384,484	18,611
Other income	15,809	7,802	105	75,141	133,243	1,791

Service cost	5,916	79,789	1,073	8,474	112,625	1,514
Personnel expenses	180,282	253,443	3,407	576,407	767,615	10,319
Marketing and sales promotion expenses	26,662	46,116	620	47,198	90,291	1,214
Other operating expenses	167,392	261,192	3,511	724,922	619,053	8,322
Depreciation and amortization	142,207	73,898	993	437,955	234,522	3,153
Impairment of loan to Joint venture	-	71,719	964		71,719	964
Results from operations	(197,548)	(151,258)	(2,034)	(955,410)	(378,098)	(5,084)

Share of loss of joint venture	(1,709)	43,747	588	(3,206)	41,616	559
Finance income	13,517	6,891	93	67,478	42,922	577
Finance costs	(28,547)	(22,511)	(303)	(98,664)	(71,012)	(955)
Listing and related expenses	-	(21,905)	(294)	-	(21,905)	(294)
Change in fair value of warrants - (loss)/gain	(10,326)	7,715	104	384,279	32,756	440
Loss before taxes	(224,613)	(137,321)	(1,846)	(605,523)	(353,721)	(4,757)
Tax expense	7,699	(7,356)	(99)	8,533	(11,554)	(155)
Loss for the period	(216,914)	(144,677)	(1,945)	(596,990)	(365,275)	(4,912)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	1,495	2,765	36	403	2,866	40
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences (loss)/gain	4,430	(753)	(11)	(5,782)	(961)	(12)
Other comprehensive income / (loss) for the period, net of tax	5,925	2,012	25	(5,379)	1,905	28
Total comprehensive loss for the period, net of tax	(210,989)	(142,665)	(1,920)	(602,369)	(363,370)	(4,884)

Loss attributable to :
Owners of the Parent Company	(214,672)	(143,281)	(1,926)	(587,349)	(361,831)	(4,866)
Non-Controlling interest	(2,242)	(1,396)	(19)	(9,641)	(3,444)	(46)
Loss for the period	(216,914)	(144,677)	(1,945)	(596,990)	(365,275)	(4,912)

Total comprehensive loss attributable to :
Owners of the Parent Company	(208,767)	(141,307)	(1,901)	(592,732)	(359,965)	(4,838)
Non-Controlling interest	(2,222)	(1,358)	(19)	(9,637)	(3,405)	(46)
Total comprehensive loss for the period	(210,989)	(142,665)	(1,920)	(602,369)	(363,370)	(4,884)

Loss per share
Basic	(3.52)	(2.30)	(0.03)	(10.39)	(5.81)	(0.08)
Diluted	(3.52)	(2.30)	(0.03)	(10.42)	(5.81)	(0.08)

Weighted average no. of shares
Basic	60,951,843	62,415,613	62,415,613	56,553,777	62,295,095	62,295,095
Diluted	60,951,843	62,415,613	62,415,613	57,296,179	62,295,095	62,295,095

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL

POSITION AS AT DECEMBER 31, 2021

(Amounts in thousands, except per share data and number of shares)

	March 31, 2021	December 31, 2021	December 31, 2021
	INR	INR	USD
	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	24,345	23,306	313
Right-of-use assets	449,840	246,700	3,316
Intangible assets and goodwill	890,037	784,310	10,543
Prepayments and other assets	4,206	286	4
Other financial assets	23,838	17,922	241
Term deposits	21,346	21,520	289
Other non financial assets	223,618	216,231	2,907
Deferred tax asset	15,398	12,837	173
Total non-current assets	1,652,628	1,323,112	17,786

Current assets
Inventories	1,480	1,099	15
Trade and other receivables	870,452	1,371,149	18,432
Prepayments and other assets	616,393	527,072	7,085
Income tax recoverable	249,332	179,407	2,412
Other financial assets	114,634	98,651	1,326
Term deposits	530,783	370,343	4,978
Cash and cash equivalents	1,711,589	1,142,039	15,352
Total current assets	4,094,663	3,689,760	49,600

Total assets	5,747,291	5,012,872	67,386

Equity and liabilities
Equity
Share capital	838	841	11
Share premium	20,240,055	20,275,249	272,553
Treasury shares	(11,219)	(11,219)	(151)
Other capital reserve	122,109	264,829	3,560
Accumulated deficit	(19,167,316)	(19,519,755)	(262,398)
Foreign currency translation reserve	(26,639)	(27,600)	(371)
Total equity attributable to equity holders of the Company	1,157,828	982,345	13,204
Total Non-controlling interest	5,247	3,232	43
Total equity	1,163,075	985,577	13,247

Non-current liabilities
Borrowings	3,177	3,418	46
Trade and other payables	34,938	38,607	519
Deferred tax liability	14,413	12,213	164
Employee benefits	52,137	49,479	665
Deferred revenue	266,920	25,884	348
Lease liability	427,786	243,464	3,273
Other financial liabilities	270,280	298,630	4,014
Other non-financial liability	44,453	10,271	138
Total non-current liabilities	1,114,104	681,966	9,167

Current liabilities
Borrowings	127,878	206,218	2,772
Trade and other payables	2,215,425	2,000,289	26,889
Employee benefits	54,760	53,655	721
Deferred revenue	120,129	260,608	3,503
Income taxes payable	263	6,270	84
Lease liability	75,182	40,046	538
Other financial liabilities	94,185	72,300	972
Other current liabilities	782,290	705,943	9,493
Total current liabilities	3,470,112	3,345,329	44,972
Total liabilities	4,584,216	4,027,295	54,139
Total equity and liabilities	5,747,291	5,012,872	67,386

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR NINE MONTHS ENDED DECEMBER 31, 2021

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non controlling interest	Total Equity
Balance as at April 1, 2021	838	20,240,055	(11,219)	(19,167,316)	122,109	(26,639)	1,157,828	5,247	1,163,075

Loss for the period				(361,831)			(361,831)	(3,444)	(365,275)

Other comprehensive loss
Foreign currency translation differences				-		(961)	(961)	-	(961)
Re-measurement gain on defined benefit plan				2,827		-	2,827	39	2,866
Total other comprehensive loss	-	-	-	2,827	-	(961)	1,866	39	1,905

Total comprehensive loss	-	-	-	(359,004)	-	(961)	(359,965)	(3,405)	(363,370)

Share based payments	-	-	-	-	177,917	-	177,917	-	177,917
Exercise of options	3	35,194	-	-	(35,197)	-	-	-	-
Change in non-controlling interest	-	-	-	6,565	-	-	6,565	1,390	7,955

Total contribution by owners	3	35,194	-	6,565	142,720	-	184,482	1,390	185,872

Balance as at December 31, 2021	841	20,275,249	(11,219)	(19,519,755)	264,829	(27,600)	982,345	3,232	985,577

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR NINE MONTHS ENDED DECEMBER 31, 2021

(Amount in thousands, except per share data and number of shares)

	Nine months ended December 31,
	2020	2021	2021
	INR	INR	USD

Loss before tax	(605,523)	(353,721)	(4,757)
Adjustments for non-cash and non-operating items	221,432	275,864	3,708
Change in working capital	1,225,969	(681,991)	(9,168)
Direct taxes paid (net of refunds)	235,530	60,002	807
Net cash flows from/(used in) operating activities	1,077,408	(699,846)	(9,407)
Net cash flows from/(used in) investing activities	(270,166)	106,741	1,435
Net cash flows from financing activities	427,421	13,636	183
Net increase/ (decrease) in cash and cash equivalents	1,234,663	(579,469)	(7,790)
Cash and cash equivalents at the beginning of the period	646,229	1,711,589	23,007
Effect of exchange differences on cash and cash equivalents	(15,218)	9,919	133
Cash and cash equivalents at the end of the period	1,865,674	1,142,039	15,352

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended December 31,		For the nine months ended December 31,
(In thousands except percentages)	2020	2021	2020	2021
Quantitative details *
Air Passengers Booked	910	1,267	1,527	2,578
Stand-alone Hotel Room Nights Booked	199	342	253	701
Packages Passengers Travelled	1	4	2	6
Gross Bookings
Air Ticketing	5,140,396	9,691,893	6,508,746	18,209,350
Hotels and Packages	617,744	1,221,492	732,078	2,437,061
Other Services	366,797	935,326	575,014	2,225,545
Total	6,124,937	11,848,711	7,815,838	22,871,956
Adjusted Revenue
Air Ticketing	428,537	726,462	851,920	1,543,591
Hotels and Packages	109,641	210,763	167,084	419,387
Other Services	18,115	47,447	26,445	106,354
Others (Including Other Income)	50,321	60,276	175,110	252,986
Total	606,614	1,044,948	1,220,559	2,322,318
Net Revenue Margin%**
Air Ticketing	8.3%	7.5%	13.1%	8.5%
Hotels and Packages	17.7%	17.3%	22.8%	17.2%
Other Services	4.9%	5.1%	4.6%	4.8%

* Quantitative details are considered on Gross basis

** Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Booking.